              212-574-1223

September 27, 2012

Securities And Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention: Loan Lauren P. Nguyen
Special Counsel

Re:	Eagle Bulk Shipping Inc. Registration Statement on Form S-3 Filed August 27, 2012 File Number 333-183583

Dear Ms. Nguyen:

We refer to the registration statement on Form S-3 and the prospectus contained therein (the "Registration Statement"), filed by Eagle Bulk Shipping Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on August 27, 2012.

By letter dated September 21, 2012 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comment regarding the Registration Statement.

This letter responds to the Staff's Comment Letter.  For your convenience, the Staff's comment has been restated in its entirety, with the Company's response set forth immediately under the comment.

General

1. Please confirm that you are relying on General Instruction I.B.6 of Form S-3 and that you will revise the prospectus supplement cover pages to provide the disclosure as required by Instruction 7 to that General Instruction.

The Company confirms that it has relied on General Instruction I.B.6 of Form S-3 in filing the Registration Statement.  To the extent that the Company continues to rely on General Instruction I.B.6 at the time it makes an offering of securities under the Registration Statement, it will perform the calculation and provide the disclosure required by Instruction 7 of General Instruction I.B.6 on the outside front cover of the prospectus supplement.

Securities and Exchange Commission
September 27, 2012

* * * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Edward S. Horton at (212) 574-1265.

Very truly yours,

         By: /s/ Gary J. Wolfe
Gary J. Wolfe

cc:      John Stickel
Adir Katzav